Exhibit 99.2

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an offer or an invitation by any person to acquire, purchase or subscribe for shares or other securities of Kingsoft Cloud Holdings Limited (the “Company”). Prospective investors should read the listing document dated December 23, 2022 (the “Listing Document”) issued by the Company for detailed information about the Company.

This announcement is not for distribution in the United States. This announcement is not an offer of securities for sale in the United States. No securities may be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities in the United States will be made by means of a prospectus that may be obtained from the issuer or the selling securities holder and that will contain detailed information about the company and management, as well as financial statements.

Unless otherwise defined in this announcement, capitalized terms in this announcement shall have the same meanings as those defined in the Listing Document.

Kingsoft Cloud Holdings Limited

金 山 云 控 股 有 限 公 司 *

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3896)

(Nasdaq Stock Ticker: KC)

LISTING BY WAY OF INTRODUCTION

ON THE MAIN BOARD OF

THE STOCK EXCHANGE OF HONG KONG LIMITED

Recent trading information in respect of the ADSs on the Nasdaq and

Designated Dealer’s and Alternate Designated Dealer’s

respective designated dealer identity number

Joint Sponsors

Joint Financial Advisors

The Company issues this announcement to provide details of the recent trading information in respect of the ADSs on the Nasdaq and the Designated Dealer’s and the Alternated Dealer’s respective designated dealer identity number.

Prospective investors should refer to the Listing Document (including the section headed “Risk Factors” contained in the Listing Document), the formal notice dated December 23, 2022 (the “Formal Notice”) issued by the Company before deciding to invest in the Shares or the ADSs.

INTRODUCTION

Reference is made to the Listing Document, the Formal Notice issued by the Company.

As at the date of this announcement, the total number of issued Shares is 3,805,284,801.

RECENT TRADING INFORMATION IN RESPECT OF THE ADSs ON THE NASDAQ

As disclosed in the section headed “Listings, Registration, Dealings and Settlement – Investor Education – Arrangements involving our Company and the Joint Sponsors” in the Listing Document, the Company and the Joint Sponsors will cooperate to inform the investor community in Hong Kong of, among other things, the recent trading information about the Company.

The following table sets out certain trading information in respect of the ADSs (each representing 15 Shares) on the Nasdaq, including the daily high, low, closing price and trading volume, for the trading days in NASDAQ from December 16, 2022 (i.e. the trading day of the NASDAQ immediately following the Latest Practicable Date) to December 22, 2022, being the trading day of the Nasdaq immediately before the date of this announcement:

	ADS Price
								As %
								of total
							Trading	issued
Date	Day high		Day low		Closing price		volume	shares
		Equivalent		Equivalent		Equivalent
		to HK$		to HK$		to HK$
		per Share		per Share		per Share
		(converted		(converted		(converted
		based on		based on		based on
		one ADS		one ADS		one ADS
	USD	representing	USD	representing	USD	representing	(in millions)
	per ADS	15 Shares)	per ADS	15 Shares)	per ADS	15 Shares)	(ADSs)
December 16, 2022	3.72	1.93	3.46	1.79	3.59	1.86	1.72	0.68%
December 19, 2022	3.64	1.89	3.29	1.71	3.36	1.74	0.96	0.38%
December 20, 2022	3.31	1.72	3.14	1.63	3.27	1.70	1.18	0.47%
December 21, 2022	3.76	1.95	3.24	1.68	3.72	1.93	1.61	0.64%
December 22, 2022	3.80	1.97	3.61	1.87	3.78	1.96	1.67	0.66%

The above trading information is provided further to the disclosure in the section headed “Listings, Registration, Dealings and Settlement” in the Listing Document and is for reference purpose only. The trading price of the Shares on the Hong Kong Stock Exchange following the Listing may not be the same as, and may differ from, the trading price of the ADSs on the Nasdaq. Prospective investors should refer to the Listing Document (including the section headed “Risk Factors” contained in the Listing Document), the Formal Notice before deciding to invest in the Shares or the ADSs.

DESIGNATED DEALER’S AND ALTERNATE DESIGNATED DEALER’S DESIGNATED DEALER IDENTITY NUMBERS

As disclosed in the section headed “Listings, Registration, Dealings and Settlement – Proposed Liquidity Arrangements” in the Listing Document, upon the Listing and during the Designated Period (being a period of 90 calendar days from and including the Listing Date, i.e. commencing from the Pre-opening Session (as defined in the Rules of the Exchange) on December 30, 2022 and expiring upon the end of the Closing Auction Session (as defined in the Rules of the Exchange) on March 30, 2023), the Designated Dealer and/or its affiliate(s) will, consider to carry out, or under the circumstances that the trades cannot be undertaken by the Designated Dealer and/or its affiliate(s) as a result of technical failures, request the Alternate Designated Dealer to consider to carry out, certain arbitrage, bridging and/or other trading activities (the “Liquidity Activities”) in circumstances as described in that section.

The Liquidity Activities are expected to contribute to the liquidity of Shares trading in Hong Kong upon the Listing while arbitrage trades may reduce potential material divergence between the prices of our Shares quoted on the Hong Kong Stock Exchange and our ADSs quoted on the Nasdaq.

Same as previously disclosed in the Formal Notice, the Designated Dealer and the Alternate Designated Dealer have each set up a designated dealer identity number, being 7686 and 7690, respectively, solely for the purposes of carrying out the Liquidity Activities in Hong Kong, in order to ensure identification and thereby enhance transparency of such trades in the Hong Kong market. Any change in such designated dealer identity number will be disclosed as soon as practicable by way of announcement on the Hong Kong Stock Exchange (www.hkexnews.hk) and the Company’s website at (ir.ksyun.com) on or before the first day of the Designated Period.

FURTHER ANNOUNCEMENTS

Dealings in the Shares on the Hong Kong Stock Exchange are expected to commence on Friday, December 30, 2022. The Company will release further daily announcements on the websites of the Hong Kong Stock Exchange (www.hkexnews.hk) and the Company (ir.ksyun.com) on Wednesday, December 28, 2022, Thursday, December 29, 2022 and not later than 8:30 a.m. (Hong Kong time) on Friday, December 30, 2022 to disclose the previous trading day closing price, trading volume and relevant historical trading data of our ADSs on the Nasdaq and development and updates, if any, with regard to the liquidity arrangements described in the section headed “Listings, Registration, Dealings and Settlement” in the Listing Document.

The Company will, as soon as practicable and in any event no later than one business day before the Listing Date, release an announcement on the websites of the Hong Kong Stock Exchange and the Company to inform the investing public of details of the available pool of Shares (with the inventory held by the Designated Dealer and the Alternate Designated Dealer, the number of Shares to be transferred to Hong Kong prior to the Listing and the total number of Shares which will have been registered on the Hong Kong Share Register) at the time of the Listing to meet the demand in the Hong Kong market.

By Order of the Board
Kingsoft Cloud Holdings Limited
Mr. Zou Tao
Executive Director, Vice Chairman of the Board and acting Chief Executive Officer

Hong Kong, December 23, 2022

As at the date of this announcement, the board of directors of the Company comprises Mr. Lei Jun as Chairman and non-executive director, Mr. Zou Tao as Vice Chairman and executive director, Mr. He Haijian as executive director and Dr. Ye Hangjun as non-executive director, and Mr. Yu Mingto, Mr. Wang Hang and Ms. Qu Jingyuan as the independent non-executive directors.

For the purpose of illustration only, USD is translated into HK$ at the rate of USD1.00 = HK$7.78. No representation is made that any amount in USD or RMB has been or could be converted at the above rate or at any rates or at all.

*	For identification purpose only.

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